UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-35454

Vipshop Holdings Limited

No. 20 Huahai Street

Liwan District, Guangzhou Guangdong 510370

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be incorporated by reference into the registration statement on Form F-3, as amended (File No. 333-194472), and be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By	:	/s/ Donghao Yang
Name:	:	Donghao Yang
Title:	:	Chief Financial Officer

Date: March 11, 2014

EXHIBIT INDEX

Exhibit 1.1 — Form of Equity Securities Underwriting Agreement

Exhibit 1.2 — Form of Debt Securities Underwriting Agreement

Exhibit 8.2 — Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal tax matters

Exhibit 99.1 — Press Release dated March 11, 2014